Hansen, Dan

From:	Dan Hansen <dan.hansen@troweprice.com>
Sent:	Tuesday, October 27, 2026 11:06 AM
To:	Hansen, Dan
Subject:	[EXTERNAL] T. Rowe Price Quarterly ETF Insights

Good morning,

Notable Activity in Our ETF Lineup: Over the last quarter, our ETF franchise has continued to gain momentum. Here are just a few notable developments from the past three months:

•	Total AUM across our ETF line-up grew to $34.9B by the end of Q3 2026.
•	Flows across all T. Rowe Price ETFs came in at $4.4B for the third quarter of the year.
•	We launched six new ETFs in Q3, bringing our total ETF line-up to 39 strategies. You can read more about each of them below:
•	T. Rowe Price Active Crypto ETF (TKNZ)
•	T. Rowe Price Securitized Income ETF (TSCZ)
•	T. Rowe Price Dynamic Emerging Markets Bond ETF (TDEM)
•	T. Rowe Price Biotech ETF (TDNA)
•	T. Rowe Price Small-Cap ETF (TSEE)
•	T. Rowe Price Mid-Cap Equity Research ETF (TMID)

ETF Thought Leadership: Looking to learn more about T. Rowe Price’s approach to ETFs? Check out the latest below:

•	How Active ETFs can help reduce portfolio’s tax liability
•	The case for active sector ETFs in an AI-driven economy

Investment Spotlight: Review our 2026 Mid-Year Market Outlook here and learn more about how we are thinking about themes related to Geopolitics, Inflation, Energy, Artificial Intelligence and Market Leadership.

Noteworthy: Stay on top of recent news and events so you can remain in the know.

•	Q3 flows slightly decelerated from the previous quarter, with $505B in flows across all U.S. ETFs. In the first three quarters of 2026, flows in US-listed ETFs have reached $1.47T, eclipsing the record set in 2025 ($1.46T). 2026 is on pace to be another record setting year.
•	Active ETF flows in the third quarter reached $167B. That is a small deceleration from the previous quarter but brings the total flows through three quarters to $511B, eclipsing the record set in 2025 of $454B, with one quarter to go. Flows to active ETFs represented 33% of all flows across U.S. listed ETFs.
•	Investors maintained their preference for Active Equity ETFs in the quarter, with the asset class garnering 59% of all flows into Active ETFs, building from the previous quarter (59% in Q2). Fixed Income ETFs made up 38% of all flows into active ETFs during the same time-period, which was up meaningfully from Q2 (30%).

As of September 30, 2026. Source: Morningstar Direct.

To set up a meeting to continue the conversation, please give me a call.

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The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus [prospectus-express.broadridge.com].

IMPORTANT INFORMATION

Consider the investment objectives, risks, and charges and expenses carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information call 800-564-6958 or visit troweprice.com.

Read it carefully.

This material is provided for general and educational purposes only. This material does not provide recommendations concerning investments, investment strategies, or account types. It is not individualized to the needs of any specific investor and is not intended to suggest that any particular investment action is appropriate for you. T. Rowe Price Investment Services, Inc., its affiliates, and its associates do not provide legal or tax advice. Any tax-related discussion contained in this material is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding any tax penalties or (ii) promoting, marketing, or recommending to any other party any transaction or matter addressed herein. Please consult your independent legal counsel and/or tax professional regarding any legal or tax issues raised in this material.

ETFs/ETPs are bought and sold at market prices, not net asset value (NAV). Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions which will reduce returns.

Risk Considerations: All investments are subject to market risk, including the possible loss of principal. As with all equity investments, the share price can fall because of weakness in the broad market, a particular industry or specific holdings. Fixed income investing involves risks including, but not limited to, interest rate risk and credit risk. A fund that focuses its investments in specific industries or sectors is more susceptible to adverse developments affecting those industries and sectors than a more broadly diversified fund. Crypto investing is relatively new and involves risks including, but not limited to, extreme price volatility from trading activity, regulatory uncertainty, lightly or unregulated oversight, security breaches, fraud or otherwise.

© 2026 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. (“TRPIS”) serves as the distributor of the Trust.

T. Rowe Price Investment Services, Inc.

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